UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1 – Final Amendment)

Under the Securities Exchange Act of 1934

MGT Capital Investments, Inc.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)
55302P202
(CUSIP Number)
May 18, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	55302P202

1	Names of Reporting Persons
Michael Brauser
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ](b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
-0-
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
-0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person
-0-
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
0.0% (Based on 63,953,234 shares outstanding as of February 20, 2018)
12	Type of Reporting Person (See Instructions)
IN

CUSIP No.	55302P202

1	Names of Reporting Persons
Grander Holdings, Inc., 401K
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ](b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
-0-
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
-0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person
-0-
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
0.0% (Based on 63,953,234 shares outstanding as of February 20, 2018)
12	Type of Reporting Person (See Instructions)
OO

This Amendment No. 1 amends and restates the Schedule 13G originally filed on May 3, 2016 and constitutes an exit filing for the Reporting Person (as defined below) as the Reporting Person beneficially owns less than five percent (5%) of the Common Stock of the Issuer.

Item 1.

(a)
Name of Issuer:

MGT Capital Investments, Inc.

(b)
Address of Issuer’s Principal Executive Offices:

512 S. Magnum Street, Suite 408

Durham, NC 27701

Item 2.

(a)
Name of Person Filing:

The statement is filed on behalf of Michael Brauser and Grander Holdings Inc., 401K (together, the “Reporting Person”).

(b)
Address of Principal Business Office or, if None, Residence:

4400 Biscayne Blvd #850, Miami, FL 33137

(c)
Citizenship:

Michael Brauser is a citizen of the United States. Grander 401K is incorporated in the State of Florida.

(d)
Title and Class of Securities:

Common Stock, $0.001 par value

(e)
CUSIP No.:                                 55302P202

Item 3.
If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.
Ownership

(a)
Amount Beneficially Owned: -0-

(b)
Percent of Class: 0.0% (Based on 63,953,234 shares outstanding as of February 20, 2018)

(c)
Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote: -0-

(ii)
Shared power to vote or to direct the vote: -0-

(iii)
Sole power to dispose or to direct the disposition of: -0-

(iv)
Shared power to dispose or to direct the disposition of: -0-

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.
Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.
Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.
Identification and classification of members of the group.

Not Applicable.

Item 9.
Notice of Dissolution of Group.

Not Applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018	By: /s/ Michael Brauser Michael Brauser

Dated: April 6, 2018	Grander Holdings, Inc. 401K By: /s/ Michael Brauser Michael Brauser, Trustee